ENDORSEMENT OR RIDER NO. 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-21N68980-16-N2	08/08/16	04/30/16

* ISSUED TO

Saratoga Advantage Trust

Named Insured Endorsement

It is agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

   Saratoga Large Capitalization Value Portfolio,Saratoga Large Capitalization Growth Portfolio, Saratoga Mid Capitalization Portfolio, Saratoga Small Capitalization Portfolio, Saratoga International Equity Portfolio, Saratoga Health & Biotechnology Portfolio, Saratoga Technology & Communications Portfolio, Saratoga Financial Services Portfolio, Saratoga Energy & Basic Materials Portfolio, Saratoga Investment Quality Bond Portfolio, Saratoga Municipal Bond Portfolio, Saratoga U.S. Government Money Market Portfolio, James Alpha Global Real Estate Investments Portfolio, James Alpha Cayman Commodity Fund I Ltd., James Alpha Global Enhanced Real Return Portfolio, Saratoga Advantage Trust, James Alpha Multi Strategy Alternative Income Portfolio, James Alpha Yorkville MLP Portfolio, James Alpha Managed Risk Domestic Equity Portfolio, James Alpha Managed Risk Emerging Markets Equity Portfolio, James Alpha Family Office Portfolio, James Alpha Hedged High Income Portfolio

2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By ____________________________

Authorized Representative

INSURED

ICB010 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.

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SECRETARY’S CERTIFICATE

I, Rose Anne Casaburri, being duly appointed secretary of the meeting of the Board of Trustees of the Saratoga Advantage Trust, duly certify and attest that, at a Board of Trustees meeting held on April 13, 2016, the following resolutions were adopted:

RESOLVED, that fidelity bond coverage for the period April 30, 2016 to April 30, 2017, with

St. Paul Fire & Marine Insurance Company in the aggregate amount of $900,000, covering, among others, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission (the "SEC") under Section 17(g) of the Investment Company Act of 1940, as amended (the “1940 Act”), is reasonable in form and amount, after having given due consideration to, among other things, (i) the value of the aggregate assets of the Trust to which any person covered by the Bond may have access, (ii) the type and terms of the arrangements made for the custody and safekeeping of assets of the Trust's Portfolios and (iii) the nature of the securities in those Portfolios be, and hereby is, unanimously approved by the Board of Trustees (all voting), and separately by the Trustees who are not "interested persons" of the Trust (as defined in the 1940 Act); and it is further

RESOLVED, that the actions taken by the appropriate officers of the Trust to obtain and bind the aforesaid fidelity bond coverage be, and they hereby are, ratified, confirmed and approved in all respects; and it is further

RESOLVED, that the appropriate officers of the Trust shall make all necessary filings with the SEC and give notice required under paragraph (g) of Rule 17g-1 promulgated by the SEC under the 1940 Act.

/s/Rose Anne Casaburri

Rose Anne Casaburri

Secretary of the Meeting